GRB FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015 (NOTE 1)

ASSETS

CURRENT ASSETS:		
Cash	$	83,998
Receivable from dealers		7,359
Total current assets		91,357
PROPERTY AND EQUIPMENT, AT COST:		
Net of depreciation (Note 2)		0
Total Assets	$	91,357

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	0
Total current liabilities		0
MEMBERS' EQUITY		
Member units, no par value, 100 units Authorized issued and outstanding		30,004
Retained earnings		61,353
Total members' equity		91,357
Total Liabilities and Members' Equity	$	91,357

The accompanying notes are an integral part of these financial statements.